

Eric Purple, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006-1600

Re: Calamos Convertible and High Income Fund (the "Fund")
        File Nos. 333-175076, 811-21319

Dear Mr. Purple:

        On June 22, 2011, the Calamos Convertible and High Income Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made to register shares of common stock, debt and preferred, as well as to update all financial information and to make other non-material changes. A letter of even date accompanied the filing and sought selective review. With certain exceptions, and notwithstanding the vast amount of disclosure that has been marked to indicate changes, we have limited our review of the filing.

        Our comments regarding the filings are set forth below.

General

1.   In light of disclosure regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. *See,* Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

2.   The base prospectus does not disclose the timing of the various offerings that may be affected in the future. Disclose to investors what the intent of the Fund is with respect

to issuing more common, followed by debt or preferred. Or may the Fund leverage first, followed by more common? Disclose the ramification of each scenario to common share investors, in terms of expenses borne by them, a dilution of voting interests, and the possible depressing effect on market price.

Prospectus Cover

3.   Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Prospectus

4.   The second paragraph of the discussion captioned "Prospectus Summary" uses the defined term of "managed assets." Please define the term when first used.

5.   Revise disclosure regarding the use of proceeds appearing under the caption "Prospectus Summary – Use of Proceeds" as indicated herein or clarify that the last clause relates only to Item (iii): "(iii) for working capital purposes, including the payment of interest and operating expenses, although there is currently no intent to issue securities primarily for ~~this~~ these purposes."

6.   Disclosure under the sub-caption "Prospectus Summary – Investment Policies – Foreign Securities" states: "Although the Fund primarily invests in securities of U.S. issuers, the Fund may invest up to 25% of its <u>net assets</u> in securities of foreign issuers in developed and emerging markets, including debt and equity securities of corporate issuers and debt securities of government issuers. The Fund may invest up to 15% of its <u>managed assets</u> in securities of foreign issuers in emerging markets." (*Emphasis added.*) Confirm to the staff that you in fact intend to use different standards for these categories of foreign securities and, if that is your intent, disclose how the two standards differ. Simple numerical examples would help investors.

7.   Disclosure captioned "Prospectus Summary – Interest Rate Transactions" discusses the Fund's investments in interest rate swaps or caps. Confirm that the Fund will only purchase swaps, not sell or write them. If not, please revise the prospectus accordingly.

8.   Revise the disclosure captioned "Prospectus Summary – Fund Risks – Antitakeover Provisions" by adding disclosure regarding how preferred shareholders vote and are represented on the Board of Trustees. Disclose any conflicts this may present.

9.   Disclosure sub-captioned "Recent Market Events" contains a discussion of the recent market turmoil. Similar disclosure appears elsewhere in the document. In light of the continuing economic issues in Europe involving Greece, Spain, Ireland and Portugal, among other European countries, and the impact that may have on both the domestic economy and international markets, please enhance the disclosure accordingly.

10.   Revise the fee table consistent with the following:

- the table contains blanks. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,
- the table needs to include the offering expenses and interest costs (or costs of preferred dividends) expected to be paid by the Fund during the next twelve months. Revise the fee table accordingly, and
- with respect to the fee matters discussed in footnote 3, this fee needs to reflect the anticipated leverage of the Fund during the next 12 months if such amount is higher.

11.   Revise the first paragraph of the discussion captioned "Investment Objective and Principal Investment Strategies" so as to indicate that the 60 day notice will be in writing.

12.   Later disclosure discusses the Fund's securities lending policy. Revise the disclosure to indicate whether the Fund uses affiliated agents in managing its lending program. In this connection, it is also disclosed that: "The Fund would not, however, have the right to vote any securities having voting rights during the existence of the loan, but could call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a material matter affecting the investment." *(Emphasis added.)* Explain to the staff why you believe this arrangement complies with applicable requirements, particularly, the above requirement that the Fund anticipate the need to vote on matters of material importance.

13.   The Discussion captioned "Risk Factors – Additional Risks to Common Shareholders" discloses that: "Certain types of borrowings may result in the Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements . . . These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act." *(Emphasis added.)* Disclose the consequences of those stricter requirements on the operation of the Fund.

Part C

14.   Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Fund's common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

        *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Thursday, July 28, 2011